UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1
                              Information Statement
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                              DIGIBLUE MEDIA, INC.
                              --------------------
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-50454
                          -----------------------------
Nevada                                                              75-3016844
------                                                              ----------
(State or other jurisdiction of incorporation or              (I.R.S. Employer
organization)                                              Identification No.)

32946 Dana Spruce, Suite A, Dana Point, California                       92672
--------------------------------------------------                       -----
(Address of principal executive offices)                            (Zip Code)

                                  714.460.2717
                                ---------------
                          Registrant's telephone number

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

         This Information Statement is being mailed on or about April 6, 2004, by Digiblue Media, Inc. (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new member to the Company's Board of Directors in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 10,350,000 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

   NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS
             INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                INTRODUCTION

         On April 6, 2004, Alain Houle, the Company's Secretary agreed to purchase 1,500,000 shares owned by Brian Eddo, one of the Company's directors and its former President, and 2,250,000 shares owned by Tamara Woody, one of the Company's directors and its former Treasurer and Chief Financial Officer (the "Transactions"). Concurrent with the Transactions, Mr. Eddo and Ms. Woody resigned as officers of the Company. Alain Houle, the Company's Secretary, has been appointed President and a director of the Company and Luce Trudel has been appointed as Chief Financial Officer of the Company. In addition, Ms. Trudel will replace Mr. Eddo and Ms. Woody on the Board of Directors of the Company ten days after this Information Statement is mailed to the Company's shareholders.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

         The information contained in this Information Statement concerning Ms. Trudel has been furnished to the Company by her. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

         The Common Stock is the only class of voting securities of the Company outstanding. As of April 6, 2004, there were 10,350,000 shares outstanding and entitled to one vote per share.

EXECUTIVE COMPENSATION

         The following table sets forth certain information as to our highest paid officers for our fiscal year ended December 31, 2003. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

================================ ========= ============ ============== ===================== =====================
Name and Principal Position         Year     Annual       Bonus ($)        Other Annual           All Other
                                           Salary ($)                    Compensation ($)        Compensation
-------------------------------- --------- ------------ -------------- --------------------- ---------------------
Brian Eddo - president,          2003         None          None               None                  None
secretary
-------------------------------- --------- ------------ -------------- --------------------- ---------------------
Tamara Woody - treasurer         2003         None          None               None                  None
================================ ========= ============ ============== ===================== =====================

COMPENSATION OF DIRECTORS. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

STOCK OPTION GRANTS. No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2003.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES. No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2003.

OUTSTANDING STOCK OPTIONS. The Company does not have a stock option plan in place, nor has it granted any stock options and does not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.


                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT
                   PRIOR TO GIVING EFFECT TO THE TRANSACTIONS

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of April 5, 2004 (immediately preceding the closing of the Transactions), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

==================== ============================================= ============================== ===========================
Title of Class       Name and Address of Beneficial Owner              Amount and Nature of            Percent of Class
                                                                         Beneficial Owner
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         Brian Eddo
                     32946 Dana Spruce, Suite A                    1,500,000 shares, president,             14.5%
                     Dana Point, CA 92629                                    director
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         Tamara Woody
                     32946 Dana Spruce, Suite A                          2,250,000 shares,                  21.7%
                     Dana Point, CA 92629                               treasurer, director
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         Alain Houle
                     47 Oree du Bois
                     Ile des Soeurs                                      49,000(1) shares,                   0.4%
                     Quebec Canada, H3E 2A3                                  secretary
-------------------- --------------------------------------------- ------------------------------ ---------------------------
Common Stock         All directors and named executive officers          3,796,000 shares                  36.8% (2)
                     as a group
==================== ============================================= ============================== ===========================

     (1) Mr. Houle owns 46,000 shares directly and personally, and 3,000 as trustee for shares owned by his minor child.
     (2)  Figures may vary due to rounding

The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

         PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT AFTER GIVING
                           EFFECT TO THE TRANSACTIONS

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of April 6, 2004 (immediately following the closing of the Transactions, subject to the conclusion of the 10-day Period by:

     o each person known to beneficially own more than five percent of the Common Stock;
     o each officer and director of the Company (including proposed directors); and
     o    all directors and executive officers as a group.

=================== ===================================== ============================================== ==================
  Title of Class              Name and Address                Amount and Nature of Beneficial Owner      Percent of Class
                            of Beneficial Owner
------------------- ------------------------------------- ---------------------------------------------- ------------------
Common Stock        Alain Houle
                    47 Oree du Bois
                    Ile des Soeurs                                      3,799,000 shares (1)                  36.8%
                    Quebec Canada, H3E 2A3                     president, secretary and a director
------------------- ------------------------------------- ---------------------------------------------- ------------------
Common Stock        Luce Trudel
                    47 Oree du Bois                                         no shares
                    Ile des Soeurs                              chief financial officer, director               0%
                    Quebec Canada, H3E 2A3                      (effective 10 days after mailing)
------------------- ------------------------------------- ---------------------------------------------- ------------------
Common Stock        All directors and named executive                    3,799,000 shares                     36.8%
                    officers as a group
=================== ===================================== ============================================== ==================

     (1) Mr. Houle owns 3,796,000 shares directly and personally, and 3,000 as trustee for shares owned by his minor child.

Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the name, age and positions, of the Company's officers and directors prior to the Transactions and the conclusion of the 10-day period following the mailing of this Information Statement.

 =============================== ============= ================================
 Name                                Age       Position
 ------------------------------- ------------- --------------------------------
 Alain Houle                          38       President, Secretary, Director
 ------------------------------- ------------- --------------------------------
 Brian Eddo                           33       Director
 ------------------------------- ------------- --------------------------------
 Luce Trudel                          45       Chief Financial Officer
 ------------------------------- ------------- --------------------------------
 Tamara Woody                         32       Director
 =============================== ============= ================================

APPOINTMENT OF NEW DIRECTORS

         Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current directors will appoint Luce Trudel as a director of the Company. Brian Eddo and Tamara Woody will resign as directors effective as of the appointment of the new director.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE CONCLUSION OF THE 10-DAY PERIOD

================================== ============= ===============================
Name                                   Age       Position
---------------------------------- ------------- -------------------------------
Alain Houle                             38       President, Secretary
---------------------------------- ------------- -------------------------------
Luce Trudel                             45       Chief Financial Officer
================================== ============= ===============================

Set forth below is certain information with respect to the new director:

LUCE TRUDEL. Ms. Trudel was appointed as our treasurer and chief financial officer on April 6, 2004. Ms. Trudel has been a legal secretary for the Law Offices of Alain Houle since prior to 1999. Ms. Trudel's career as a legal secretary spans twenty-six years. Ms. Trudel will be appointed as a director following the conclusion of the 10-day period. Ms. Trudel is not an officer or director of any other reporting company. There is no family relationship between any of our officers or directors.

BOARD OF DIRECTORS INFORMATION

         The Board of Directors of the Company did not hold any meetings during the last fiscal year. No director resigned or declined to stand for re-election due to a disagreement with the Company. The Company does not have an audit, nominating or compensation committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2003, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except with respect to the Transactions, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company.

LEGAL PROCEEDINGS

         The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Date: April 6, 2004

                                             DIGIBLUE MEDIA, INC.


                                             /s/ Brian Eddo
                                             ------------------------------
                                             BY: Brian Eddo
                                             ITS: President